Exhibit 21

SUBSIDIARIES OF HICKORY TECH CORPORATION

Subsidiaries	Jurisdiction of Incorporation

Mankato Citizens Telephone Company	Minnesota
Mid-Communications, Inc.	Minnesota
Cable Network, Inc.	Minnesota
Heartland Telecommunications Company of Iowa, Inc.	Minnesota
Crystal Communications, Inc.	Minnesota
National Independent Billing, Inc.	Minnesota
Collins Communications Systems Co.	Minnesota
Enventis Telecom, Inc.	Minnesota

All such subsidiaries are 100% owned by Hickory Tech Corporation. The financial statements of all such subsidiaries are included in the Consolidated Financial Statements of Hickory Tech Corporation. Hickory Tech Corporation is incorporated in Minnesota.